DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

No Act
P.E. 12-12-02

DIVISION OF
CORPORATION FINANCE

03005287

January 17, 2003

Gary Kyle
Chief Corporate Counsel
Sempra Energy
101 Ash Street
San Diego, CA 92101-3017

Act 1934
Section
Rule 14A-8
Public Availability 1-17-2003

Re: Sempra Energy
Incoming letter dated December 12, 2003

Dear Mr. Kyle:

This is in response to your letter dated December 12, 2002 concerning the shareholder proposal submitted to Sempra Energy by Marta Harris. We also have received letters from the proponent and on the proponent's behalf dated December 9, 2002 and January 8, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Andrew J. Kahn
Davis, Cowell & Bowe, LLP
100 Van Ness Avenue, 20th Floor
San Francisco, CA 94102

Sempra Energy®

Gary Kyle
Chief Corporate Counsel

101 Ash Street
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
GKyle@sempra.com

December 12, 2002

Exchange Act Rules
14a-8(i)(2)
14a-8(i)(3)

Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549

Attention: Office of Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal

Ladies and Gentlemen:

Sempra Energy has received from Marta Harris a shareholder proposal (*Appendix A*) for inclusion in the proxy materials for its Annual Meeting of Shareholders scheduled for May 8, 2003.

Ms. Harris is a former employee of Southern California Gas Company, a subsidiary of Sempra Energy, and the President of Local 132 of the Utility Workers Union of America which represents most of Southern California Gas Company's union-represented employees. Her proposal provides:

> "Shareholders recommend the Board of Directors amend the bylaws to require that an independent director, who has not served as CEO of the Company, shall serve as Chairman of the Board of Directors."

In reliance upon my opinions expressed below, Sempra Energy intends to omit Ms. Harris' proposal from its proxy materials pursuant to Securities Exchange Act Rules 14a-8(i)(2) and (i)(3) because:

- The proposal, if implemented, would require Sempra Energy to remove its Chairman of the Board from that position prior to the expiration of his employment agreement.

- The proposal contains statements of opinion that are not identified as such and other statements, attributions or quotations for which no objective support or appropriate citations are provided.

We have written to Ms. Harris calling her attention to each of these defects. We have also provided her with specific references to prior letters from the Staff of the Division showing her how to correct them. But Ms. Harris has not corrected them.

Accordingly, on behalf of Sempra Energy, I ask the Staff to confirm that it will not recommend to the Commission any enforcement action in respect of Sempra Energy's exclusion of Ms. Harris' proposal from its proxy materials. In support of this request and pursuant to Securities Exchange Act Rule 14a-8(j)(2), I am filing six copies of this letter and the appendices thereto which include Ms. Harris' proposal as well as related correspondence.

Implementation of the Proposal Would Breach an Employment Agreement

Sempra Energy has an employment agreement with its Chairman of the Board, Chief Executive Officer and President that provides he will serve as such until January 31, 2006 (*Appendix B*). Consequently, the implementation of Ms. Harris' proposal prior to that date would require that we remove him from his position as Chairman of the Board. Doing so would breach the employment agreement.

Under Rule 14a-8(i)(2) the Staff has consistently and repeatedly concurred in the omission of shareholder proposals that, if implemented, would require a company to breach its contractual employment obligations. See, for example, *Liz Claiborne, Inc. (March 18, 2002); Phillips Petroleum Company (March 13, 2002); Duke Energy Corporation (January 16, 2002); Goldfield Corp. (March 28, 2001); International Business Machines Corporation (February 27, 2000); Galaxy Foods Company (October 12, 1999); BankAmerica Corporation (February 24, 1999); OGE Energy Corp. (March 4, 1999); Union Pacific Corporation (January 25, 1999).* See also, *Division of Corporation Finance: Staff Legal Bulletin No. 14 (Section E-5).*

Indeed, it has also so concluded on at least four recent occasions with respect to shareholder proposals that are virtually identical to the proposal submitted by Ms. Harris.

For example, in both LESCO and Black & Decker the Staff concluded that proposals substantively identical to Ms. Harris' proposal could be excluded from proxy materials unless revised to defer implementation until the expiration of employment agreements similar to Sempra Energy's employment agreement with its Chairman of the Board. See, *LESCO, Inc. (April 2, 2001) and Black & Decker (December 10, 1997).*[1] The Staff also reached similar conclusions in Community Bancshares and America West. See, *Community Bancshares, Inc. (March 15, 1999) and America West Holdings Corporation (April 14, 1998).*

We are, of course, aware that in each of these four letters the Staff accorded the shareholder proponent an opportunity to correct the defect in the proponent's proposal. The proposals could be so corrected by providing that their implementation would be deferred until the expiration of the employment agreements that would otherwise be breached.

But, unlike the companies to which these four proposals were addressed, we have already provided Ms. Harris with the opportunity so to revise her proposal.

---

[1] As in LESCO and Black & Decker, the employment agreement with our Chief Executive Officer provides that if he were to be removed from, or not elected to, that office (other than for cause) he would be entitled to receive specified benefits. This provision is, in essence, a liquidated damage provision for breach of the employment agreement.

But, unlike the companies to which these four proposals were addressed, we have already provided Ms. Harris with the opportunity so to revise her proposal.

Our letter to Ms. Harris of November 25 (*Appendix C*) specifically advised her that the implementation of her proposal would breach the employment agreement of our Chairman of the Board and, unless appropriately revised to eliminate this conflict, would permit us to exclude her proposal from our proxy materials. Indeed, we referred her specifically to the LESCO and Black & Decker letters that we have cited above (including LEXIS citations) to assist her in so revising her proposals.[2] But she has not so revised her proposal.

The Proposal Contains Statements of Opinion That are Not Identified as Such and Other Statements, Attributions or Quotations for Which Objective Support or Appropriate Citations are Not Provided

Ms. Harris' supporting statement for her proposal states, in three different places, that "shareholders believe..." The statement appears in the first, second and fifth paragraphs of her supporting statement. But these are surely statements of her own opinion which may or may not be shared by our shareholders generally. Accordingly, they should be deleted or recast as her own opinion.

Similarly, in her first paragraph she asserts the "primary purpose of the Board of Directors is ...." But she provides no factual support or citation of authority for this statement. She should either do so or recast the statement as her own opinion.

In her second paragraph she refers to "corporate governance experts" but does not specifically identify any such experts or provide any factual support for her statement in the form of a citation to a specific source. She should either do so or delete the statement.

In the third and fourth paragraphs, she refers to Korn/Ferry International and McKinsey & Co. to which she attributes various statements and quotations. But she does not provide a citation to a specific source for any of these.[3] She should either do so or delete them.

These same or very similar defects were considered by the Staff just this year in shareholder proposals to Peoples Energy, First Mariner Bancorp and UAL that are virtually identical to Ms. Harris' proposal to Sempra Energy. In each case, the Staff concluded that the proposal could be excluded from the recipient's proxy materials unless promptly corrected in the manner discussed above. See, *Peoples Energy Corporation (November 3, 2002), First Mariner Bancorp (March 20, 2002) and UAL Corporation (January 25, 2002).*

---

[2] Our letter also advised Ms. Harris that she must provide appropriate proof of her eligibility to submit a shareholder proposal. She has now done so but she has not corrected the other defects in her submission.

[3] On December 11, Ms. Harris provided us with a copy of a news article to substantiate her statements attributed to McKinsey & Co. (*Appendix D*). However, she does not cite that article in her supporting statements for the proposal. Moreover, the article provides only secondary support for her assertions and a citation to the McKinsey survey itself should be included in her supporting statement.

In our letter to Ms. Harris of November 25 (*Appendix C*) we advised her of each of these defects and, unless appropriately corrected, that they would permit us to exclude her proposal from our proxy materials. Indeed, we referred her specifically to the Peoples Energy and First Mariner Bancorp letters cited above to assist her in so correcting these defects. But she has not corrected them.

* * * * *

We have given Ms. Harris clear and specific notice of the defects in her proposals. We have provided her with adequate time to cure them. We have even pointed her to advice of the Staff on how to cure them.

Nonetheless, Ms. Harris has not cured them. In these circumstances, we believe that it would be inappropriate for the Staff to accord Ms. Harris a further opportunity to do so. It would only encourage inappropriate "gaming" of the Shareholder Proposal Rule and result in a concomitant waste of corporate and Staff resources.

Please confirm that the Staff of the Division of Corporation Finance will not recommend to the Commission any enforcement action if Sempra Energy excludes Ms. Harris' proposal from the proxy materials for its Annual Meeting of Shareholders.

To assist Sempra Energy in preparing its proxy materials, I would very much appreciate receiving the Staff's response to this letter by February 1, 2003. If you have any questions regarding this matter or if I can be of any assistance to you in any way, please do not hesitate to telephone me at 619/696-4373.

Very truly yours,

Gary W. Kyle

GWK:mb
119624

Enclosures

cc: Marta E. Harris
4728 Golden Ridge Road
Corona, CA 92880-9417

Appendix A

Appendix A

SEMPRA ENERGY SHAREHOLDER PROPOSAL

Submitted by:
Marta E. Harris
4728 Golden Ridge Drive
Corona, CA 92880-9417

November 21,2002

Shareholder Proposal: Independent Board Chairman

Shareholders recommend the Board of Directors amend the bylaws to require that an independent director, who has not served as CEO of the Company, shall serve as Chairman of the Board of Directors.

Support:

The primary purpose of the Board of Directors is to protect shareholders' interest by providing independent oversight of management, including the CEO. Shareholders believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at our company.

Corporate governance experts have questioned how one person, serving as both Chairman and CEO, can effectively monitor and evaluate his or her own performance. Shareholders believe the current combination of chairman and CEO roles is a conflict of interest because one of the chairman's main functions is to monitor the CEO.

Peter Crist, Vice Chairman of Korn/Ferry International said separating the role of CEO and Chairman is healthy and a growing trend. Consolidating the two roles under one person sometimes leads to the "imperial CEO," Crist said. "When you aggregate all the power in one person, that's very difficult to check," he said.

Two-thirds of directors favor splitting the roles of chairman and CEO as a way to reform the way corporations operate and prevent business collapses like Enron, said a McKinsey & Co. corporate governance survey.

Shareholders believe that an independent Chairman will strengthen the Board's integrity and improve its oversight of management.

To ensure a check and balance oversight of our long-term investment, vote for an independent board chairman.

T. Rowe Price Retirement Plan Services, Inc.

P.O. Box 17215
Baltimore, Maryland 21297-1215

4515 Painters Mill Road
Owings Mills, Maryland 21117

December 9, 2002

Marta Harris
4728 Golden Ridge Dr.
Corona, CA 92880-9417

Dear Ms. Harris:

In response to your request, please find the following information:

This is to confirm that you currently hold more than $2,000 of Sempra Energy Common Stock (SRE) in your Southern California Retirement Savings Plan. You have also continuously held more than $2,000 worth of Sempra Energy Stock Common Stock (SRE) in your Retirement Savings Plan since November 1, 2001.

If you have any questions concerning this distribution, please call the Participant Service Center at 1-800-922-9945.

Sincerely,

Julie Laudicina
Retirement Plan Representative
T. Rowe Price Retirement Plan Services

To Gary Kyle or To whom it may concern:

I will hold the above referenced shares of stock until after the next Sempra Shareholders meeting.

Sincerely,

Marti Harris
4728 Golden Ridge Drive
Corona, CA 92880

Invest With Confidence
T.RowePrice

Appendix B

Appendix B

EXHIBIT 10.1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT ("Agreement") made and entered into as of the 17th day of September, 2002 (the "Effective Date"), by and between Sempra Energy (the "Company"), a California corporation, and Stephen L. Baum (the "Executive");

WHEREAS, the Company and the Executive are parties to that certain Employment Agreement, dated as of October 12, 1996 and amended from time to time (the "Prior Employment Agreement"), pursuant to which the Company currently employs the Executive;

WHEREAS, the Company and the Executive each have determined that it would be to the advantage and best interest of the Company and the Executive to enter into a new employment agreement upon the terms set forth in this Agreement; and

WHEREAS, the Company and the Executive desire to have this Agreement govern the terms of the Executive's employment during the Employment Period (as defined below).

NOW, THEREFORE, IN CONSIDERATION of the mutual premises, covenants and agreements set forth below, it is hereby agreed as follows:

1. Employment and Term.
    a. Employment. The Company agrees to employ the Executive, and the Executive agrees to be employed by the Company, in accordance with the terms and provisions of this Agreement during the term thereof (as described below).
    b. Term. The term of the Executive's employment under this Agreement shall commence on the Effective Date and shall continue until January 31, 2006 (the "Retirement Date"), subject to earlier termination as provided herein (such term being referred to hereinafter as the "Employment Period").
2. Duties and Powers of Executive.
    a. Position. During the Employment Period, the Executive shall be nominated to the position of, and if elected shall serve as, Chairman of the Board of Directors of the Company (the "Board"), Chief Executive Officer and President of the Company with such authority, duties and responsibilities with respect to such position as set forth below; *provided, however,* that if any law or regulation applicable to the Company prohibits an executive officer from holding the title of both (i) Chairman of the Board and (ii) Chief Executive Officer or President, then the Executive shall serve only as Chief Executive Officer and President of the Company; *provided, further,* that in such event, the Executive may elect to retire by notifying the Company no later than 180 days following the election of a new Chairman of the Board and receive the benefits described in Section 5(d). The Executive shall report only to the Board. The senior-most person in charge of the Company's regulated and nonregulated businesses and the senior-most person in charge of each of the Company's policy units shall report directly to the Executive.
    b. Duties.
        i. Chief Executive Officer. The duties of the Chief Executive Officer of the Company shall include but not be limited to directing the overall business, affairs and operations of the Company, through its officers, all of whom shall report directly or indirectly to the Chairman of the Board.
        ii. Chairman of the Board. The Chairman of the Board shall be a director and shall preside at meetings of the Board and meetings of the shareholders. The Chairman of the Board

shall have such duties and responsibilities as are customarily assigned to such positions.

iii. President. The President of the Company shall report to the Chief Executive Officer whom the President shall assist in directing the overall business, affairs and operations of the Company and by undertaking other efforts or activities requested by the Chief Executive Officer.

iv. Successor Planning. Notwithstanding the foregoing, during a reasonable period prior to the Expiration Date, the Executive agrees to cooperate with, and assist, the Company in its efforts to transition a new successor to the Executive's position, and the Board may appoint a Chief Operating Officer or other executive officer with a different title to assist the Executive in directing the overall business, affairs and operations of the Company under the Executive's supervision, without violating the terms of this Agreement.

c. Board Membership. The Executive shall be a member of the Board as of the Effective Date, and the Board shall propose the Executive for re-election to the Board throughout the Employment Period.

d. Attention. During the Employment Period, and excluding any periods of vacation and sick leave to which the Executive is entitled, the Executive shall devote full attention and time during normal business hours to the business and affairs of the Company and, to the extent necessary to discharge the responsibilities assigned to the Executive under this Agreement, use the Executive's best efforts to carry out such responsibilities faithfully and efficiently. It shall not be considered a violation of the foregoing for the Executive to serve on corporate, industry, civic or charitable boards or committees, so long as such activities do not interfere with the performance of the Executive's responsibilities as an employee of the Company in accordance with this Agreement.

3. Compensation.

It is the Board's intention to provide the Executive with compensation opportunities that, in total, are at a level that is consistent with that provided by comparable companies to executive officers of similar levels of responsibility, expertise and corporate and individual performance as determined by the compensation committee of the Board. In this regard, the Executive shall receive the following compensation for his services hereunder to the Company:

a. Base Salary. During the Employment Period, the Executive's annual base salary ("Annual Base Salary") shall be payable in accordance with the Company's general payroll practices. During the Employment Period, the Executive's Annual Base Salary shall in no event be less than $1,019,000. Subject to Section 4(d)(ii), the Board in its discretion may from time to time direct such upward adjustments in the Executive's Annual Base Salary as the Board deems to be necessary or desirable, including, without limitation, adjustments in order to reflect increases in the cost of living and the Executive's performance. Any increase in Annual Base Salary shall not serve to limit or reduce any other obligation of the Company under this Agreement. For purposes of Sections 3(b), 4(d)(ii), 5(a)(i), 5(a)(ii), 5(a)(v) and 10(c), reference to Annual Base Salary shall mean the highest Annual Base Salary payable to the Executive at any time during the term of this Agreement.

b. Incentive Compensation. Subject to Section 4(d)(ii), during the Employment Period, the Executive shall participate in annual incentive compensation plans and long-term incentive compensation plans of the Company and, to the extent appropriate, the Company's subsidiaries (which long-term incentive compensation plans may include plans offering stock options, restricted stock and other long-term incentive compensation and all such annual and long-term plans to be hereinafter referred to as the "Incentive Compensation Plans") and will be granted awards thereunder providing him with the opportunity to earn, on a year-by-year basis, annual and long-term incentive compensation (the "Incentive Compensation Awards") at least equal (in terms of target, maximum and minimum award levels expressed as a percentage of Annual Base Salary) to the Executive's opportunities that were in effect immediately prior to the Effective Date. The target award level opportunities in effect immediately prior to the

Effective Date were 100% of Annual Base Salary for annual incentive awards and 345% of Annual Base Salary for long term incentive awards. Any equity awards granted to the Executive may be granted, at the Executive's election, to trusts established for the benefit of members of the Executive's family.

c. Retirement and Welfare Benefit Plans. In addition to the benefits provided under Section 3(b), during the Employment Period and so long as the Executive is employed by the Company, he shall be eligible to participate in all other savings, retirement and welfare plans, practices, policies and programs applicable generally to employees and/or senior executive officers of the Company and its domestic subsidiaries, at a level and on terms and conditions no less favorable than those available to the Executive immediately prior to the Effective Date, except with respect to any benefits under any plan, practice, policy or program to which the Executive has waived his rights in writing. The Executive shall participate in the Sempra Energy Supplemental Executive Retirement Plan (the "SERP") which permanently adopted and incorporated by reference the San Diego Gas and Electric Supplemental Executive Retirement Plan and notwithstanding anything to the contrary in the SERP, his SERP benefit shall be determined as if the Executive was at least age 62.

d. Expenses. The Company shall reimburse the Executive for all expenses, including those for travel and entertainment, properly incurred by him in the performance of his duties hereunder in accordance with policies established from time to time by the Board.

e. Fringe Benefits and Perquisites. During the Employment Period and so long as the Executive is employed by the Company, he shall be entitled to receive fringe benefits and perquisites in accordance with the plans, practices, programs and policies of the Company and, to the extent appropriate, the Company's subsidiaries from time to time in effect, commensurate with his position.

f. Sarbanes-Oxley Act of 2002. Notwithstanding anything herein to the contrary, if the Company determines, in its good faith judgment, that any provision of this Agreement is likely to be interpreted as a personal loan prohibited by the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (the "Act"), then such provision shall be modified as necessary or appropriate so as to not violate the Act and if this cannot be accomplished, then the Company shall use its reasonable efforts to provide the Executive with similar, but lawful, substitute benefits at a cost to the Company not to significantly exceed the amount the Company would have otherwise paid to provide such benefit(s) to the Executive.

4. Termination of Employment.

a. Death or Disability. The Executive's employment shall terminate upon the Executive's death or, at the election of the Board or the Executive, by reason of Disability (as herein defined) during the Employment Period; *provided, however*, that the Board may not terminate the Executive's employment hereunder by reason of Disability unless (i) at the time of such termination there is no reasonable expectation that the Executive will return to work within the next ninety (90) day period and (ii) such termination is permitted by all applicable disability laws. For purposes of this Agreement, disability ("Disability") shall have the same meaning as set forth in the Company's long-term disability plan or its successor.

b. By the Company for Cause. The Company may terminate the Executive's employment during the Employment Period for Cause (as herein defined). For purposes of this Agreement, "Cause" shall mean (i) the willful and continued failure by the Executive to substantially perform the Executive's duties with the Company (other than any such failure resulting from the Executive's incapacity due to physical or mental illness or any such actual or anticipated failure after the issuance of a Notice of Termination for Good Reason by the Executive pursuant to Section 4(d)) or (ii) the Executive's commission of one or more acts of moral turpitude that constitute a violation of applicable law (including but not limited to a felony) which have or result in an adverse effect on the Company, monetarily or otherwise or one or more significant acts of dishonesty. For purposes of clause (i) of this definition, no act, or failure to act, on the Executive's part shall be deemed "willful" unless done, or omitted to be done, by the Executive not in good faith and without reasonable belief that the Executive's act, or failure to act, was in the best interest of the Company.

c. By the Company without Cause. Notwithstanding any other provision of this Agreement, the Company may terminate the Executive's employment other than by a termination for Cause during the Employment Period, but only upon the affirmative vote of three-fourths (3/4) of the membership of the Board.

d. By the Executive for Good Reason. The Executive may terminate his employment during the Employment Period for Good Reason (as herein defined). For purposes of this Agreement, "Good Reason" shall mean the occurrence without the written consent of the Executive of any one of the following acts by the Company, or failures by the Company to act, unless such act or failure to act is corrected (or denied in the event of clause (xi) below) by the Company within 30 days after the Company receives the Notice of Termination (as hereinafter defined) given in respect thereof:

   i. an adverse change in the Executive's title, authority, duties, responsibilities or reporting lines as specified in Section 2(a) and 2(b) of this Agreement; *provided, however*, that the inability of the Executive to serve as Chairman of the Board pursuant to Section 2(a) or the appointment of a Chief Operating Officer or other executive officer pursuant to Section 2(b) shall not constitute Good Reason;

   ii. a reduction by the Company in (A) the Executive's Annual Base Salary as in effect on the date hereof or as the same may be increased from time to time or (B) the Executive's aggregate annualized compensation and benefits opportunities, except, in the case of both (A) and (B), for across-the-board reductions similarly affecting all executive officers (both of the Company and of any Person (as hereinafter defined) then in control of the Company) whose compensation is directly determined by the compensation committee of the Board (and the compensation committee of the board of directors of any Person (as hereinafter defined) then in control of the Company); *provided that*, the exception for across-the-board reductions shall not apply following a Change in Control (as hereinafter defined);

   iii. the relocation of the Executive's principal place of employment to a location away from the Company's headquarters or a relocation of the Company's headquarters to a location further away which is both further away from Executive's residence and more than thirty (30) miles from such headquarters or a substantial increase in the Executive's business travel obligations outside of the Southern California area as of the Effective Date other than any such increase that (A) arises in connection with extraordinary business activities of the Company and (B) is understood not to be part of the Executive's regular duties with the Company;

   iv. the failure by the Company to pay to the Executive any portion of the Executive's current compensation and benefits or to pay to the Executive any portion of an installment of deferred compensation under any deferred compensation program of the Company within thirty (30) days of the date such compensation is due;

   v. the failure by the shareholders to elect the Executive to the Board during the Employment Period;

   vi. the failure by the Board to elect the Executive to the positions of Chairman of the Board, President and Chief Executive Officer during the Employment Period; *provided, however*, that the failure by the Board to elect the Executive to the position of Chairman of the Board during the Employment Period as a result of the inability of the Executive to serve as Chairman of the Board pursuant to Section 2(a) shall not constitute Good Reason;

   vii. any purported termination of the Executive's employment that is not effected pursuant to a Notice of Termination satisfying the requirements of Section 4(f); for purposes of this Agreement, no such purported termination shall be effective;

   viii. the failure by the Company to obtain a satisfactory agreement from any successor of the Company requiring such successor to assume and agree to perform the Company's obligations under this Agreement, as contemplated in Section 12;

   ix. the failure by the Company to provide the indemnification and D&O insurance protection Section 7 of this Agreement requires it to provide;

x. the failure by the Company to comply with any material provision of this Agreement; or
xi. the announcement of the Company's intent to take one of the actions or omissions to act, as applicable, described in clauses (i) through (x) above.

e. Following a Change in Control (as hereinafter defined), the Executive's determination that an act or failure to act constitutes Good Reason shall be presumed to be valid unless such determination is deemed to be unreasonable by an arbitrator. The Executive's right to terminate the Executive's employment for Good Reason shall not be affected by the Executive's incapacity due to physical or mental illness. The Executive's continued employment shall not constitute consent to, or a waiver of rights with respect to, any act or failure to act constituting Good Reason hereunder.

f. Change in Control. Change in Control shall mean the occurrence of any of the following events:

i. Any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates other than in connection with the acquisition by the Company or its affiliates of a business) representing twenty percent (20%) or more of the combined voting power of the Company's then outstanding securities; or

ii. The following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the Effective Date, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's shareholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; or

iii. There is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any subsidiary of the Company, at least sixty percent (60%) of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the beneficial owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates other than in connection with the acquisition by the Company or its affiliates of a business) representing twenty percent (20%) or more of the combined voting power of the Company's then outstanding securities; or

iv. The shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least sixty percent (60%) of the combined voting power of the voting securities of which are owned by shareholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

"Person" shall have the meaning given in section 3(a)(9) of the Securities Exchange Act of

1934 (the "Exchange Act"), as modified and used in sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, (iv) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company, or (v) a person or group as used in Rule 13d-l(b) under the Exchange Act.

"Beneficial Owner" shall have the meaning set forth in Rule 13d-3 under the Exchange Act.

Notwithstanding the foregoing, any event or transaction which would otherwise constitute a Change in Control (a "Transaction") shall not constitute a Change in Control for purposes of this Agreement if, in connection with the Transaction, the Executive participates as an equity investor in the acquiring entity or any of its affiliates (the "Acquiror"). For purposes of the preceding sentence, the Executive shall not be deemed to have participated as an equity investor in the Acquiror by virtue of (i) obtaining beneficial ownership of any equity interest in the Acquiror as a result of the grant to the Executive of an incentive compensation award under one or more incentive plans of the Acquiror (including, but not limited to, the conversion in connection with the Transaction of incentive compensation awards of the Company into incentive compensation awards of the Acquiror), on terms and conditions not substantially more generous than those applicable to other executive officers (of either the Company or the Acquiror) immediately prior to the Transaction, after taking into account normal differences attributable to job responsibilities, title and the like, (ii) obtaining beneficial ownership of any equity interest in the Acquiror on terms and conditions substantially equivalent to those obtained in the Transaction by all other shareholders of the Company, or (iii) obtaining beneficial ownership of any equity interest in the Acquiror in a manner unrelated to a Transaction.

g. Notice of Termination. During the Employment Period, any purported termination of the Executive's employment (other than by reason of death) shall be communicated by written Notice of Termination from one party hereto to the other party hereto in accordance with Section 13(b). For purposes of this Agreement, a "Notice of Termination" shall mean a notice that shall indicate the specific termination provision in this Agreement relied upon, if any, and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated. Further, a Notice of Termination for Cause is required to include a copy of a resolution duly adopted by the affirmative vote of not less than three-fourths (3/4) of the entire membership of the Board at a meeting of the Board that was called and held no more than ninety (90) days after the date the Board had knowledge of the most recent act or omission giving rise to such breach for the purpose of considering such termination (after reasonable notice to the Executive and an opportunity for the Executive, together with the Executive's counsel, to be heard before the Board and, if possible with respect to clause (i) of the definition of Cause herein, to cure the breach that was the basis for the Notice of Termination for Cause within a reasonable period) finding that, in the good faith opinion of the Board, the Executive was guilty of conduct set forth in clause (i) or (ii) of the definition of Cause herein, and specifying the particulars thereof in detail. Unless the Board determines otherwise, a Notice of Termination by the Executive alleging a termination for Good Reason must be made within 180 days of the act or failure to act that the Executive alleges to constitute Good Reason.

h. Date of Termination. "Date of Termination," with respect to any purported termination of the Executive's employment during the Employment Period, shall mean the date specified in the Notice of Termination (which, in the case of a termination by the Company, for reasons other than Cause, shall not be less than thirty (30) days and, in the case of a termination by the Executive, shall not be less than fifteen (15) days (thirty (30) days if the termination is with Good Reason) nor more than sixty (60) days), from the date such Notice of Termination is given).

5. Obligations of the Company Upon Termination.

a. Termination by the Company Other Than for Cause, Death or Disability or by the Executive for Good Reason. During the Employment Period, if the Company shall terminate the Executive's employment (other than for Cause, death or Disability) or the Executive shall terminate his employment for Good Reason (termination in any such case being referred to as "Termination"), the Company shall pay to the Executive the amounts, and provide the Executive with the benefits, described in this Section 5 (hereinafter referred to as the "Severance Payments") and any amounts or benefits described in Section 7 of this Agreement. The amounts specified in this Section 5(a) shall be paid within thirty (30) days after the Date of Termination.

i. Lump Sum Payment. In lieu of any further payments of Annual Base Salary or annual Incentive Compensation Awards to the Executive for periods subsequent to the Date of Termination, the Company shall pay to the Executive a lump sum amount in cash equal to the product of (X) the sum of (A) the Executive's Annual Base Salary and (B) the greater of the Executive's target bonus for the year of termination under the Company's Executive Incentive Plan (or any successor plan) or the average of the three (3) years' highest gross annual bonus awards, not necessarily consecutive, paid by the Company (or its predecessor) to the Executive in the five (5) years preceding the year of termination, and (Y) the number of years remaining in the Employment Period (including fractional years) minus one (1), but in no event shall the net multiplier be less than one (1); *provided, however*, that in the event of a Termination following a Change in Control such net multiplier shall not be less than two (2).

ii. Accrued Obligations. The Company shall pay the Executive a lump sum amount in cash equal to the sum of (A) the Executive's Annual Base Salary through the Date of Termination to the extent not theretofore paid, (B) an amount equal to any annual Incentive Compensation Awards earned with respect to fiscal years ended prior to the year that includes the Date of Termination to the extent not theretofore paid and (C) an amount equal to the target amount payable under any annual Incentive Compensation Awards for the fiscal year that includes the Date of Termination or, if greater, the average of the three (3) years' highest gross annual bonus awards, not necessarily consecutive, paid by the Company (or its predecessor) to the Executive under the Company's Executive Incentive Plan (or any predecessor or successor plan) in the five (5) years preceding the year of Termination multiplied by a fraction the numerator of which shall be the number of days from the beginning of such fiscal year to and including the Date of Termination and the denominator of which shall be 365, in each case to the extent not theretofore paid. (The amounts specified in clauses (A), (B) and (C) shall be hereinafter referred to as the "Accrued Obligations.")

iii. Other. The Executive's termination shall be a "Qualifying Termination" as defined in the Split Dollar Life Insurance Agreement entered into between the Executive and the Company.

iv. Accelerated Vesting and Payment of Long-Term Incentive Awards. Notwithstanding the provisions of any applicable equity-based compensation plan or award agreement to the contrary, all equity-based incentive compensation awards (including, without limitation, stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance share awards, section 162(m) awards, and dividend equivalents) held by the Executive under any annual incentive compensation plan or long-term incentive compensation plan maintained by the Company shall immediately vest and become exercisable or payable, as the case may be, as of the Date of Termination, to be exercised or paid, as the case may be, in accordance with the terms of the applicable plan and award agreement, and any restrictions on any such awards shall automatically lapse; *provided, however*, that any stock options granted on or after the Effective Date shall remain outstanding and exercisable until the earlier of (A) the later of sixty (60) months following the date on which the Executive would attain age 65 or the period specified in the applicable award agreements or (B) the expiration of the original term of such award (it being understood that all awards granted prior to the Effective Date shall remain outstanding and exercisable for a period that is no less than that provided for in the applicable agreement in effect as of the date of grant). Any such equity-based awards tied to performance criteria shall be assumed to have been achieved at target levels. The Company shall pay to the Executive, with respect to all cash-based, long-term Incentive Compensation Awards (excluding those awards which constitute an equity award as described above) made to the Executive that are outstanding under any long-term Incentive Compensation Plan maintained by the Company or any affiliate an amount equal to the target amount payable under such long-term Incentive Compensation Awards multiplied by a fraction, the numerator of which shall be the number of days from the beginning of the award cycle to and including the Date of Termination, and the denominator of which shall be the number of days in the cycle as originally granted.

v. Continuation of Welfare Benefits. For a period of three (3) years or until the Executive is eligible for retiree medical benefits, whichever is longer, immediately following the Date of Termination, the Company shall arrange to provide the Executive and his dependents with life, disability, accident and health insurance benefits substantially similar to those provided to the Executive and his dependents immediately prior to the Date of Termination, *provided, however*, that if the Executive becomes employed with another employer and is eligible to receive life, disability, accident and health insurance benefits under another employer-provided plan, the benefits under the Company's plans shall be secondary to those provided under such other plan during such applicable period of eligibility, and *further provided, however*, that in the event of a termination following a Change in Control such period shall not be less than the number of years until the Executive reaches normal retirement age as defined under the Company's tax-qualified plans. In the event the Executive is ineligible under the terms of such benefit plans to continue to be so covered, in such event, the Company shall provide the Executive with substantially equivalent coverage through other sources or shall provide the Executive with a lump sum payment in such amount that, after all taxes on that amount, shall be equal to the cost to the Executive of providing the Executive such benefit coverage. Following the Date of Termination, the Company shall continue to pay sufficient premiums under the Sempra Energy Executive Life Insurance Plan to provide (1) a death benefit equal to two times the sum of (A) Annual Base Salary plus (B) the average of the three (3) highest bonuses paid under the Company's Executive Incentive Plan (or any predecessor or successor plan) during the preceding ten years ("pre-age 65 benefit"), and (2) a cash value at age 65 sufficient to maintain that insurance in effect thereafter without any further premiums and with a death benefit of one-half the pre-age 65 benefit. All premiums will be grossed up for taxes using the maximum marginal federal and state income tax rates.

vi. Outplacement Services. The Executive shall receive outplacement services suitable to his position for a period of twenty-four (24) months following the Date of Termination (thirty-six (36) months following the Date of Termination in the event of a Termination following a Change in Control), in the aggregate amount not to exceed $50,000. Notwithstanding the foregoing, the Executive shall cease to receive outplacement services on the date the Executive accepts employment with a subsequent employer.

vii. Financial Planning Services. The Executive shall receive financial planning services for a period of twenty-four (24) months following the Date of Termination (thirty-six (36) months following the Date of Termination in the event of a Termination following a Change in Control), at a level consistent with the benefits provided under the Company's financial planning program for the Executive, as in effect immediately prior to the Date of Termination.

viii. Change in Control. Notwithstanding anything contained herein, if a Change in Control occurs and if, prior to the date of the Change in Control, the Executive's employment is terminated by the Company (other than for Cause, death or Disability), or by the Executive for Good Reason, and if such Termination (i) was at the request of a third party who has taken steps reasonably calculated to effect the Change in Control or (ii) otherwise arose in connection with or in anticipation of the Change in Control, then such Termination shall be treated as a Termination following a Change in Control for purposes of this Agreement (including, without limitation, for purposes of determining the amounts of the Severance Payments under this Section 5).

ix. Deferral of Payments. The Executive shall have the right to elect to defer any lump sum payments received by the Executive pursuant to this Section 5(a) under the terms and conditions of the Company's nonqualified deferred compensation plan.

b. Termination by the Company for Cause or by the Executive Other than for Good Reason. If the Executive's employment shall be terminated for Cause during the Employment Period, or if the Executive terminates employment during the Employment Period other than for Good Reason, the Company shall have no further obligations to the Executive under this Agreement other than the Accrued Obligations and any amounts or benefits described in Section 7 of this Agreement.

c. Termination due to Death or Disability. If the Executive's employment shall terminate by reason of death or Disability, the Company shall pay the Executive or his estate, as the case may be, the Accrued Obligations and, solely in the case of termination by reason of Disability, the benefit described in Section 5(a)(iii), and any amounts or benefits described in Section 7 of this Agreement. Such payments shall be in addition to those rights and benefits to which the Executive or his estate may be entitled under the relevant Company plans or programs.

d. Retirement Date/Expiration of Employment Period. If the Executive remains employed with the Company through the Retirement Date or the Executive elects to retire early pursuant to Section 2(a), the Company shall pay to the Executive the amounts, and provide the Executive with the benefits, described in this Section 5(d) and any amounts or benefits described in Section 7:

i. The Accrued Obligations.

ii. The Executive shall continue to participate in the Company's Executive Medical Plan with benefits substantially similar to those provided to the Executive and his dependents immediately prior to the Retirement Date for a period of five (5) years following the Retirement Date. In the event the Executive is ineligible under the terms of the Company's Executive Medical Plan to continue to be so covered, the Company shall provide the Executive with substantially equivalent coverage through other sources or shall provide the Executive with a lump sum payment in such amount that, after all taxes on that amount, shall be equal to the cost to the Executive of providing the Executive such benefit coverage.

iii. Notwithstanding the provisions of any applicable equity-based compensation plan or award agreement to the contrary, all equity-based incentive compensation awards (including, without limitation, stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance share awards, section 162(m) awards, and dividend equivalents) held by the Executive under any annual incentive compensation plan or long-term incentive compensation plan maintained by the Company shall immediately vest and become exercisable or payable, as the case may be, as of the Date of Termination, to be exercised or paid, as the case may be, in accordance with the terms of the applicable plan and award agreement, and any restrictions on any such awards shall automatically lapse; *provided, however*, that any stock options granted on or after the Effective Date shall remain outstanding and exercisable until the earlier of (A) the later of sixty (60) months following the date on which the Executive would attain age 65 or the period specified in the applicable award agreements or (B) the expiration of the original term of such award (it being understood that all awards granted prior to the Effective Date shall remain outstanding and exercisable for a period that is no less than that provided for in the applicable agreement in effect as of the date of grant). Any such equity-based awards tied to performance criteria shall be assumed to have been achieved at target levels. The Company shall pay to the Executive, with respect to all cash-based, long-term Incentive Compensation Awards (excluding those awards which constitute an equity award as described above) made to the Executive that are outstanding under any long-term Incentive Compensation Plan maintained by the Company or any affiliate an amount equal to the target amount payable under such long-term Incentive Compensation Awards multiplied by a fraction, the numerator of which shall be the number of days from the beginning of the award cycle to and including the Date of Termination, and the denominator of which shall be the number of days in the cycle as originally granted.

iv. The Executive shall be eligible for the administrative support and services offered to retiring Chief Executive Officers of the Company in accordance with past practices of the Company, including access to and use of otherwise available Company facilities (such as offices, transportation, part-time secretarial support and other support services) as the Executive reasonably requests for a period of five (5) years following the Retirement Date.

v. If requested by the Executive, the Executive shall continue to receive financial planning services following the Retirement Date until the first anniversary of the Executive's death.

6. Certain Additional Payments by the Company.

a. Anything in this Agreement to the contrary notwithstanding and except as set forth below, in the event it shall be determined that any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of the Executive, whether paid or payable pursuant to this Agreement or otherwise (the "Payment") would be subject (in whole or in part) to the excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax (collectively, "Excise Tax"), then the Executive shall be entitled to receive an additional payment (the "Gross-Up Payment") in an amount such that, after payment by the Executive of all taxes (and any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. The Company's obligation to make Gross-Up Payments under this Section 6 shall not be conditioned upon the Executive's termination of employment. For purposes of determining the amount of any Gross-Up Payment, the Executive shall be deemed to pay federal income tax at the highest marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of the Executive's residence on the date on which the Gross-Up Payment is calculated for purposes of this Section 6, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

b. Subject to the provisions of Section 6(c), all determinations required to be made under this Section 6, including whether and when a Gross-Up Payment is required, the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by a nationally recognized accounting firm as may be agreed by the Company and the Executive (the "Accounting Firm"); provided, that the Accounting Firm's determination shall be made based upon "substantial authority" within the meaning of Section 6662 of the Code. The Accounting Firm shall provide detailed supporting calculations both to the Company and the Executive within 15 business days of the receipt of notice from the Executive that there has been a Payment or such earlier time as is requested by the Company. All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Gross-Up Payment, as determined pursuant to this Section 6, shall be paid by the Company to the Executive within 5 days of the receipt of the Accounting Firm's determination. Any determination by the Accounting Firm shall be binding upon the Company and the Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments that will not have been made by the Company should have been made (the "Underpayment"), consistent with the calculations required to be made hereunder. In the event the Company exhausts its remedies pursuant to Section 6(c) and the Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Executive.

c. The Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable, but no later than 10 business days after the Executive is informed in writing of such claim. The Executive shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which the Executive gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Executive in writing prior to the expiration of such period that the Company desires to contest such claim, the Executive shall:
   i. give the Company any information reasonably requested by the Company relating to such claim,
   ii. take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,
   iii. cooperate with the Company in good faith in order effectively to contest such claim, and
   iv. permit the Company to participate in any proceedings relating to such claim;

   provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest, and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax, income tax or any other taxes (including interest and penalties) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 6(c), the Company shall control all proceedings taken in connection with such contest, and, at its sole discretion, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the applicable taxing authority in respect of such claim and may, at its sole discretion, either direct the Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; *provided, however*, that, if the Company directs the Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to the Executive, on an interest-free basis, and shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax, income tax or any other taxes (including interest or penalties) imposed with respect to such advance or with respect to any imputed income in connection with such advance; and provided, further, that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which the Gross-Up Payment would be payable hereunder, and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

d. If, after the receipt by the Executive of a Gross-Up Payment or an amount advanced by the Company pursuant to Section 6(c), the Executive becomes entitled to receive any refund with respect to the Excise Tax to which such Gross-Up Payment relates or with respect to such claim, the Executive shall (subject to the Company's complying with the requirements of

Section 6(c), if applicable) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by the Executive of an amount advanced by the Company pursuant to Section 6(c), a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Company does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

e. Notwithstanding any other provision of this Section 6, the Company may, in its sole discretion, withhold and pay over to the Internal Revenue Service or any other applicable taxing authority, for the benefit of the Executive, all or any portion of any Gross-Up Payment, and the Executive hereby consents to such withholding. If such payment is made by the Company to the Internal Revenue Service or other applicable taxing authority, then the Executive shall not be entitled to payment pursuant to Section 6(b) above.

f. Any other liability for unpaid or unwithheld Excise Taxes shall be borne exclusively by the Company, in accordance with Section 3403 of the Code. The foregoing sentence shall not in any manner relieve the Company of any of its obligations under this Agreement.

7. Nonexclusivity of Rights.

Nothing in this Agreement shall prevent or limit the Executive's continuing or future participation in any benefit, plan, program, policy or practice provided by the Company and for which the Executive may qualify (except with respect to any benefit to which the Executive has waived his rights in writing), including without limitation any and all indemnification arrangements in favor of the Executive (whether under agreements or under the Company's charter documents or otherwise), and insurance policies covering the Executive, nor shall anything herein limit or otherwise affect such rights as the Executive may have under any other contract or agreement entered into after the Effective Date with the Company. Amounts which are vested benefits or which the Executive is otherwise entitled to receive under any benefit, plan, policy, practice or program of, or any contract or agreement entered into with, the Company shall be payable in accordance with such benefit, plan, policy, practice or program or contract or agreement except as explicitly modified by this Agreement. At all times during the Executive's employment with the Company and thereafter until the expiration of all applicable statutes of limitation, the Company shall provide the Executive with indemnification and D& O insurance insuring the Executive against insurable events which occur or have occurred while the Executive was a director or executive officer of the Company, on terms and conditions that are at least as generous as that then provided to any other current or former director or executive officer of the Company or any affiliate.

8. Full Settlement Mitigation.

The Company's obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against the Executive or others, provided that nothing herein shall preclude the Company from separately pursuing recovery from the Executive based on any such claim. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts (including amounts for damages for breach) payable to the Executive under any of the provisions of this Agreement and such amounts shall not be reduced whether or not the Executive obtains other employment.

9. Dispute Resolution.

Any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or the interpretation of this Agreement or any arrangements relating to this Agreement or contemplated in this Agreement or the breach, termination or invalidity thereof shall be settled by final and binding arbitration administered by JAMS/Endispute in San Diego, California in accordance with the then existing

JAMS/Endispute Arbitration Rules and Procedures for Employment Disputes. In the event of such an arbitration proceeding, the Executive and the Company shall select a mutually acceptable neutral arbitrator from among the JAMS/Endispute panel of arbitrators. In the event the Executive and the Company cannot agree on an arbitrator, the Administrator of JAMS/Endispute will appoint an arbitrator. Neither the Executive nor the Company nor the arbitrator shall disclose the existence, content or results of any arbitration hereunder without the prior written consent of all parties. Except as provided herein, the Federal Arbitration Act shall govern the interpretation, enforcement and all proceedings. The arbitrator shall apply the substantive law (and the law of remedies, if applicable) of the state of California, or federal law, or both, as applicable and the arbitrator is without jurisdiction to apply any different substantive law. The arbitrator shall have the authority to entertain a motion to dismiss and/or a motion for summary judgment by any party and shall apply the standards governing such motions under the Federal Rules of Civil Procedure. The arbitrator shall render an award and a written, reasoned opinion in support thereof. Judgment upon the award may be entered in any court having jurisdiction thereof.

10. Executive's Covenants.

   a. Confidentiality. The Executive acknowledges that in the course of his employment with the Company, he has acquired non-public privileged or confidential information and trade secrets concerning the operations, future plans and methods of doing business ("Proprietary Information") of the Company, its subsidiaries and affiliates; and the Executive agrees that it would be extremely damaging to the Company, its subsidiaries and affiliates if such Proprietary Information were disclosed to a competitor of the Company, its subsidiaries and affiliates or to any other person or corporation. The Executive understands and agrees that all Proprietary Information has been divulged to the Executive in confidence and further understands and agrees to keep all Proprietary Information secret and confidential (except for such information which is or becomes publicly available other than as a result of a breach by the Executive of this provision or information the Executive is required by any governmental, administrative or court order to disclose) without limitation in time. In view of the nature of the Executive's employment and the Proprietary Information the Executive has acquired during the course of such employment, the Executive likewise agrees that the Company, its subsidiaries and affiliates would be irreparably harmed by any disclosure of Proprietary Information in violation of the terms of this paragraph and that the Company, its subsidiaries and affiliates shall therefore be entitled to preliminary and/or permanent injunctive relief prohibiting the Executive from engaging in any activity or threatened activity in violation of the terms of this paragraph and to any other relief available to them. Inquiries regarding whether specific information constitutes Proprietary Information shall be directed to the Board provided that the Company shall not unreasonably classify information as Proprietary Information.
   b. Non-Solicitation of Employees. The Executive recognizes that he possesses and will possess confidential information about other employees of the Company, its subsidiaries and affiliates relating to their education, experience, skills, abilities, compensation and benefits, and inter-personal relationships with customers of the Company, its subsidiaries and affiliates. The Executive recognizes that the information he possesses and will possess about these other employees is not generally known, is of substantial value to the Company, its subsidiaries and affiliates in developing their business and in securing and retaining customers, and has been and will be acquired by him because of his business position with the Company, its subsidiaries and affiliates. The Executive agrees that, during the Employment Period and for a period of one (1) year thereafter, he will not, directly or indirectly, solicit or recruit any employee of the Company, its subsidiaries or affiliates for the purpose of being employed by him or by any competitor of the Company, its subsidiaries or affiliates on whose behalf he is acting as an agent, representative or employee and that he will not convey any such confidential information or trade secrets about other employees of the Company, its subsidiaries and affiliates to any other person; *provided, however*, that it shall not constitute a solicitation or recruitment of employment in violation of this paragraph to discuss employment opportunities with any employee of the Company, its subsidiaries or affiliates

who has either first contacted the Executive or regarding whose employment the Executive has discussed with and received the written approval of the Chairman of the Board prior to making such solicitation or recruitment. In view of the nature of the Executive's employment with the Company, the Executive likewise agrees that the Company, its subsidiaries and affiliates would be irreparably harmed by any solicitation or recruitment in violation of the terms of this paragraph and that the Company, its subsidiaries and affiliates shall therefore be entitled to preliminary and/or permanent injunctive relief prohibiting the Executive from engaging in any activity or threatened activity in violation of the terms of this paragraph and to any other relief available to them.

c. Release; Lump Sum Payment. In the event the Executive is terminated during the Employment Period by the Company other than for Cause, death or Disability or the Executive shall terminate his employment for Good Reason, if the Executive agrees (i) to the covenants described in subsections (a) and (b) above, (ii) to execute a release (the "Release") of all claims substantially in the form attached hereto as Exhibit A within forty-five days after the applicable Date of Termination and does not revoke such release in accordance with the terms thereof, and (iii) to provide the consulting services described in subsection (d), then in consideration for such covenants, the Company shall pay the Executive a lump sum amount in cash equal to the sum of (x) the Executive's Annual Base Salary, and (y) the greater of the Executive's target bonus for the year of termination under the Company's Executive Incentive Plan (or any successor plan) or the average of the three (3) years' highest gross annual bonus awards, not necessarily consecutive, paid by the Company (or its predecessor) to the Executive under the Company's Executive Incentive Plan (or any predecessor or successor plan) in the five (5) years preceding the year of termination. The amount specified in this Section 10(c) shall be paid as soon as practicable following the Executive's execution of the Release, and the Executive shall have the right to elect to defer such payment under the terms and conditions of the Company's nonqualified deferred compensation plan.

d. Consulting. If the Executive agrees to the covenants described in subsection (c), then the Executive shall have the obligation to provide consulting services to the Company as an independent contractor, commencing on the Date of Termination and ending on the second anniversary of the Date of Termination (the "Consulting Period"). The Executive shall hold himself available at reasonable times and on reasonable notice to render such consulting services as may be so assigned to him by the Company's Board of Directors or its then Chief Executive Officer; *provided, however*, that unless the parties otherwise agree, the consulting services rendered by the Executive during the Consulting Period shall not exceed 20 hours each month. The Company agrees to use its best efforts during the Consulting Period to secure the benefit of the Executive's consulting services so as to minimize the interference with the Executive's other activities, including requiring the performance of consulting services at the Company's offices only when such services may not be reasonably performed off-site by the Executive.

11. Legal Fees.

The Company shall pay to the Executive all legal fees and expenses (including but not limited to fees and expenses in connection with any arbitration) incurred by the Executive in disputing in good faith any issue arising under this Agreement relating to the termination of the Executive's employment or in seeking in good faith to obtain or enforce any benefit or right provided by this Agreement, but in each case only to the extent the arbitrator or court determines that the Executive had a reasonable basis for such claim.

12. Successors.

a. Assignment by Executive. This Agreement is personal to the Executive and without the prior written consent of the Company shall not be assignable by the Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Executive's legal representatives.

b. Successors and Assigns of Company. This Agreement shall inure to the benefit of and be binding upon the Company, its successors and assigns. The Company may not assign this

Agreement to any person or entity (except for a successor described in subsection (c)) without the Executive's written consent.

c. Assumption. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its businesses and/or assets as aforesaid that assumes and agrees to perform this Agreement by operation of law or otherwise.

13. Miscellaneous.

a. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without reference to its principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. This Agreement may not be amended, modified, repealed, waived, extended or discharged except by an agreement in writing signed by the party against whom enforcement of such amendment, modification, repeal, waiver, extension or discharge is sought. No person, other than pursuant to a resolution of the Board or a committee thereof, shall have authority on behalf of the Company to agree to amend, modify, repeal, waive, extend or discharge any provision of this Agreement or anything in reference thereto.

b. Notices. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed, in either case, to the Company's headquarters or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notices and communications shall be effective when actually received by the addressee.

c. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

d. Taxes. The Company may withhold from any amounts payable under this Agreement such federal, state or local taxes as shall be required to be withheld pursuant to any applicable law or regulation.

e. No Waiver. The Executive's or the Company's failure to insist upon strict compliance with any provision hereof or any other provision of this Agreement or the failure to assert any right the Executive or the Company may have hereunder, including, without limitation, the right of the Executive to terminate employment for Good Reason pursuant to Section 4 of this Agreement, or the right of the Company to terminate the Executive's employment for Cause pursuant to Section 4 of this Agreement, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

f. Entire Agreement. This instrument contains the entire agreement of the Executive, the Company or any predecessor or subsidiary thereof with respect to the subject matter hereof, and all promises, representations, understandings, arrangements and prior agreements are merged herein and superseded hereby including, but not limited to, the Prior Employment Agreement.

g. Legal Fees. The Company agrees to reimburse the Executive for the reasonable attorneys' fees and costs incurred by the Executive in negotiating and documenting this Agreement.

IN WITNESS WHEREOF, the Executive and, pursuant to due authorization from its Board of Directors, the Company have caused this Agreement to be executed as of the day and year first above written.

SEMPRA ENERGY

G. Joyce Rowland

Senior Vice President, Human Resources

Date

Stephen L. Baum
Chairman, President and Chief Executive Officer

Date

EXHIBIT A

GENERAL RELEASE

This GENERAL RELEASE (the "Agreement"), dated ___________, is made by and between _______________________________, a California corporation (the "Company") and ____________________________ ("you" or "your").

WHEREAS, you and the Company have previously entered into that certain Employment Agreement dated September 17, 2002 (the "Employment Agreement"); and

WHEREAS, Section 10(c) of the Employment Agreement provides for the payment of a benefit to you by the Company in consideration for certain covenants, including your execution and non-revocation of a general release of claims by you against the Company and its subsidiaries and affiliates.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, you and the Company hereby agree as follows:

ONE: Your signing of this Agreement confirms that your employment with the Company shall terminate at the close of business on ____________, or earlier upon our mutual agreement.

TWO: As a material inducement for the payment of the benefit under Section 10 of that certain Employment Agreement between you and the Company, and except as otherwise provided in this Agreement, you and the Company hereby irrevocably and unconditionally release, acquit and forever discharge the other from any and all Claims either may have against the other. For purposes of this Agreement and the preceding sentence, the words "Releasee" or "Releasees" and "Claim" or "Claims," shall have the meanings set forth below:

(a) The words "Releasee" or "Releasees" shall refer to you and to the Company and each of the Company's owners, stockholders, predecessors, successors, assigns, agents, directors, officers, employees, representatives, attorneys, advisors, parent companies, divisions, subsidiaries, affiliates (and agents, directors, officers, employees, representatives, attorneys and advisors of such parent companies, divisions, subsidiaries and affiliates), and all persons acting by, through, under or in concert with any of them.

(b) The words "Claim" or "Claims" shall refer to any charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses (including attorneys' fees and costs actually incurred) of any nature whatsoever, known or unknown, suspected or unsuspected, which you or the Company now, in the past or, except as limited by law or regulation such as the Age Discrimination in Employment Act (ADEA), in the future may have, own or hold against any of the Releasees; *provided, however*, that the word "Claim" or "Claims" shall not refer to any charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses (including attorneys' fees and costs actually incurred) arising under [*identify severance, employee benefits, stock option, indemnification and D&O and other agreements containing duties, rights obligations etc. of either party that are to remain operative*]. Claims released pursuant to this Agreement by you and the Company include, but are not limited to, rights arising out of alleged violations of any contracts, express or implied, any tort, any claim that you failed to perform or negligently performed or breached your duties during employment at the Company, any legal restrictions on the Company's right to terminate employees or any federal, state or other governmental statute, regulation, or ordinance, including, without limitation: (1) Title VII of the Civil Rights Act of 1964 (race, color, religion, sex and national origin discrimination); (2) 42 U.S.C Sec. 1981 (discrimination); (3) 29 U.S.C. Secs. 621-634 (age discrimination); (4) 29 U.S.C. Sec. 206(d)(l) (equal pay); (5) 42 U.S.C. Secs. 12101, et seq. (disability); (6) the California Constitution, Article I, Section 8 (discrimination); (7) the California Fair Employment and Housing Act (discrimination, including race, color, national origin, ancestry, physical handicap, medical condition, marital status, religion, sex or age); (8) California Labor Code Section 1102.1 (sexual orientation discrimination); (9) Executive Order 11246 (race, color, religion, sex and national origin discrimination); (10) Executive Order 11141 (age discrimination); (11) Secs. 503 and 504 of the Rehabilitation Act of 1973 (handicap discrimination); (12) The Worker Adjustment and Retraining Act (WARN Act); (13) the California Labor Code (wages, hours, working conditions, benefits and other matters); (14) the Fair Labor Standards Act (wages, hours, working conditions and other matters); the Federal Employee Polygraph Protection Act (prohibits employer from requiring employee to take polygraph test as condition of employment); and (15) any federal, state or other governmental statute, regulation or ordinance which is similar to any of the statutes described in clauses (1) through (14).

THREE: You and the Company expressly waive and relinquish all rights and benefits afforded by any statute (including but not limited to Section 1542 of the Civil Code of the State of California) which limits the effect of a release with respect to unknown claims. You and the Company do so understanding and acknowledging the significance of the release of unknown claims and the waiver of statutory protection against a release of unknown claims (including but not limited to Section 1542). Section 1542 of the Civil Code of the State of California states as follows:

> "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR."

Thus, notwithstanding, the provisions of Section 1542 or of any similar statute, and for the purpose of implementing a full and complete release and discharge of the Releasees, you and the Company expressly acknowledge that this Agreement is intended to include in its effect, without limitation, all Claims which are known and all Claims which you or the Company do not know or suspect to exist in your or the Company's favor at the time of execution of this Agreement and that this Agreement contemplates the extinguishment of all such Claims.

FOUR: The parties acknowledge that they might hereafter discover facts different from, or in addition to, those they now know or believe to be true with respect to a Claim or Claims released herein, and they expressly agree to assume the risk of possible discovery of additional or different facts, and agree that this Agreement shall be and remain effective, in all respects, regardless of such additional or different discovered facts.

FIVE: You hereby represent and acknowledge that you have not filed any Claim of any kind against the Company or others released in this Agreement. You further hereby expressly agree never to initiate against the Company or others released in this Agreement any administrative proceeding, lawsuit or any other legal or equitable proceeding of any kind asserting any Claims that are released in this Agreement.

The Company hereby represents and acknowledges that it has not filed any Claim of any kind against you or others released in this Agreement. The Company further hereby expressly agrees never to initiate against you or others released in this Agreement any administrative proceeding, lawsuit or any other legal or equitable proceeding of any kind asserting any Claims that are released in this Agreement.

SIX: You hereby represent and agree that you have not assigned or transferred, or attempted to have assigned or transfer, to any person or entity, any of the Claims that you are releasing in this Agreement.

The Company hereby represents and agrees that it has not assigned or transferred, or attempted to have assigned or transfer, to any person or entity, any of the Claims that it is releasing in this Agreement.

SEVEN: As a further material inducement to the Company to enter into this Agreement, you hereby agree to indemnify and hold each of the Releasees harmless from all loss, costs, damages, or expenses, including without limitation, attorneys' fees incurred by Releasees, arising out of any breach of this Agreement by you or the fact that any representation made in this Agreement by you was false when made.

EIGHT: You and the Company represent and acknowledge that, in executing this Agreement, neither is relying upon any representation or statement not set forth in this Agreement or the Severance Agreement.

NINE:

(a) This Agreement shall not in any way be construed as an admission by the Company that it has acted wrongfully with respect to you or any other person, or that you have any rights whatsoever against the Company, and the Company specifically disclaims any liability to or wrongful acts against you or any other person, on the part of itself, its employees or its agents. This Agreement shall not in any way be construed as an admission by you that you have acted wrongfully with respect to the Company, or that you failed to perform your duties or negligently performed or breached your duties, or that the Company had good cause to terminate your employment.

(b) If you are a party or are threatened to be made a party to any proceeding by reason of the fact that you were an officer [or director] of the Company, the Company shall indemnify you against any expenses (including reasonable attorney fees provided that counsel has been approved by the Company prior to retention), judgments, fines, settlements, and other amounts actually or reasonably incurred by you in connection with that proceeding, provided that you acted in good faith and in a manner you reasonably believed to be in the best interest of the Company. The limitations of California Corporations Code Section 317 shall apply to this assurance of indemnification.

(c) You agree to cooperate with the Company and its designated attorneys, representatives, and agents in connection with any actual or threatened judicial, administrative or other legal or equitable proceeding in which the Company is or may be become involved. Upon reasonable notice, you agree to meet with and provide to the Company or its designated attorneys, representatives or agents all information and knowledge you have relating to the subject matter of any such proceeding.

TEN: This Agreement is made and entered into in California. This Agreement shall in all respects be interpreted, enforced and governed by and under the laws of the State of California. Any dispute about the validity, interpretation, effect or alleged violation of this Agreement (an "arbitrable dispute") must be submitted to arbitration in [Los Angeles] [San Diego], California. Arbitration shall take place before an experienced employment arbitrator licensed to practice law in such state and selected in accordance with the Model Employment Arbitration Procedures of the American Arbitration Association. Arbitration shall be the exclusive remedy for any arbitrable dispute. The arbitrator in any arbitrable dispute shall not have authority to modify or change the Agreement in any respect. You and the Company shall each be responsible for payment of one-half the amount of the arbitrator's fee(s). Should any party to this Agreement institute any legal action or administrative proceeding against the other with respect to any Claim waived by this Agreement or pursue any arbitrable dispute by any method other than arbitration, the prevailing party shall be entitled to recover from the nonprevailing party all damages, costs, expenses and attorneys' fees incurred as a result of that action. The arbitrator's decision and/or award will be fully enforceable and subject to an entry of judgment by the Superior Court of the State of California for the County of [Los Angeles][San Diego].

ELEVEN: Both you and the Company understand that this Agreement is final and binding eight days after its execution and return. Should you nevertheless attempt to challenge the enforceability of this Agreement as provided in Paragraph TEN or, in violation of that Paragraph, through litigation, as a further limitation on any right to make such a challenge, you shall initially tender to the Company, by certified check delivered to the Company, all monies received pursuant to Section 10(c) of the Employment Agreement, plus interest, and invite the Company to retain such monies and agree with you to cancel this Agreement and void the Company's obligations under Section 10(c) of the Employment Agreement. In the event the Company accepts this offer, the Company shall retain such monies and this Agreement shall be canceled and the Company shall have no obligation under Section 10(c) of the Employment Agreement. In the event the Company does not accept such offer, the Company shall so notify you, and shall place such monies in an interest-bearing escrow account pending resolution of the dispute between you and the Company as to whether or not this Agreement and the Company's obligations under Section 10(c) of the Employment Agreement shall be set aside and/or otherwise rendered voidable or unenforceable. Additionally, any consulting agreement then in effect between you and the Company shall be immediately rescinded with no requirement of notice.

TWELVE: Any notices required to be given under this Agreement shall be delivered either personally or by first class United States mail, postage prepaid, addressed to the respective parties as follows:

To Company: [TO COME]
Attn: [TO COME]

To You: ________________
____
____

THIRTEEN: You understand and acknowledge that you have been given a period of 45 days to review and consider this Agreement (as well as statistical data on the persons eligible for similar benefits) before signing it and may use as much of this 45-day period as you wish prior to signing. You are encouraged, at your personal expense, to consult with an attorney before signing this Agreement. You understand and acknowledge that whether or not you do so is your decision. You may revoke this Agreement within seven days of signing it. If you wish to revoke, the Company's Vice President, Human Resources must receive written notice from you no later than the close of business on the seventh day after you have signed the Agreement. If revoked, this Agreement shall not be effective and enforceable and you will not receive payments or benefits under Section 10(c) of the Employment Agreement.

FOURTEEN: This Agreement constitutes the entire agreement of the parties hereto and supersedes any and all other agreements (except the Employment Agreement) with respect to the subject matter of this Agreement, whether written or oral, between you and the Company. All modifications and amendments to this Agreement must be in writing and signed by the parties.

FIFTEEN: Each party agrees, without further consideration, to sign or cause to be signed, and to deliver to the other party, any other documents and to take any other action as may be necessary to fulfill the obligations under this

Agreement.

SIXTEEN: If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of the Agreement which can be given effect without the invalid provisions or application; and to this end the provisions of this Agreement are declared to be severable.

SEVENTEEN: This Agreement may be executed in counterparts.

I have read the foregoing General Release and I accept and agree to the provisions it contains and hereby execute it voluntarily and with full understanding of its consequences. I am aware it includes a release of all known or unknown claims.

DATED: __________

____

DATED: __________

____

You acknowledge that you first received this Agreement on [date].

____

Appendix C

Appendix C

Sempra Energy®

Gary Kyle
Chief Corporate Counsel

101 Ash Street
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
GKyle@sempra.com

November 25, 2002

VIA FEDERAL EXPRESS

Marta E. Harris
4728 Golden Ridge Drive
Corona, CA 92880-9417

Subject: Shareholder Proposal

Dear Ms. Harris:

Sempra Energy acknowledges receipt by facsimile transmission on November 21, 2002 of your letter of that date submitting a shareholder proposal. Although it is not entirely clear from your letter, we assume you intend that the proposal be included in the proxy materials for our Annual Meeting of Shareholders pursuant to the Securities and Exchange Commission's Shareholder Proposal Rule.

We want to call your attention to a number of deficiencies with respect to your submission that, if not timely and appropriately corrected, would permit us to exclude the proposal from our proxy materials.

Since you do not own shares of Sempra Energy that are registered in your name, in order for us to be required to include the proposal in our proxy materials you must provide us with a written statement from the "record" holder of your shares verifying that as of the November 21, 2002 date upon which you submitted your proposal you have continuously held at least $2,000 in market value of our shares for at least one year. You must also provide us with a written statement that you intend to continue to hold your shares through the date of our Annual Meeting. The investment statements that you submitted with your proposal do not satisfy these requirements. Please refer to Securities Exchange Act Rule 14a-8(b), a copy of which is enclosed, and Section C of the SEC's Division of Corporation Finance Staff Legal Bulletin No. 14 relating to substantiation of share ownership for purposes of the Shareholder Proposal Rule, the relevant pages of which are also enclosed, which sets forth these requirements.

You must provide us with both of these written statements in a response to this letter that is postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter. A failure to do so would permit us to exclude your proposal from our proxy materials.

Turning to your proposal itself, you should note that the SEC Staff has consistently permitted the exclusion from proxy materials of proposals that, if implemented, would require a corporation to breach its contractual obligations. Our employment agreement with Stephen L. Baum provides that that he will serve as our Chairman of the Board, Chief Executive Officer and President until January 31, 2006 and your proposal, if implemented, would cause us to breach this agreement. Accordingly, unless appropriately revised to eliminate this conflict with the employment agreement, we expect the SEC Staff will permit us to omit your proposal from our proxy materials. In this connection you may wish to refer to the no action letters regarding similar proposals and employment agreements issued by the SEC Staff to, among others, LESCO, Inc., April 2, 2001 (2001 SEC No-Act. LEXIS 471) and Black & Decker Corporation, January 26, 1998 (1998 SEC No.Act. LEXIS 127).

In addition, the supporting statement for your proposal contains a number of statements such as "shareholders believe" which should be identified as your own opinion. It also includes a number of other statements, attributions or quotations (such as the "primary purpose of Board of Directors is," "corporate governance experts have questioned," "two-thirds of directors favor" and references to Peter Crist and McKinesy & Co.) for which you should provide objective support and appropriate citations. In this connection, you may wish to refer to no action letters regarding similar proposals and statements issued by the SEC Staff in Peoples Energy Corporation, September 16, 2002 (2002 SEC No-Act. LEXIS 780) and First Mariner Bancorp, March 20, 2002 (2002 SEC No-Act. LEXIS 424).

If you fail promptly to correct these defects in your proposal and its supporting statement, we would expect to assert them to the SEC Staff as a basis for excluding your proposal from our proxy materials.

Calling your attention to the foregoing deficiencies in your submission does not, of course, waive any other basis that we may have for excluding your proposal from our proxy materials.

Very truly yours,

Gary W. Kyle
Chief Corporate Counsel

GWK:mb
#118602

Enclosures

Appendix D

Appendix D

Marta E. Harris
4728 Golden Ridge Drive
Corona, CA 92880

Mr. Gary Kyle
Sempra Energy (SRE)
101 Ash Street
San Diego, CA 92101
Fax: 619/696-4443

December 11, 2002

Dear Mr. Kyle,

This letter follows the earlier verification of stock ownership and responds further to the company letter delivered later than November 25, 2002. I intend to hold my stock until after the next annual meeting for my rule 14a-8 proposal.

The company did not provide a copy of the cited contractual agreement within the 14-day period and thus no evidence was presented by the company to verify the agreement or to verify any modification, contingency, early termination or partial termination clauses incorporated in this agreement nor any amendments to this agreement. Thus I believe you can understand that no conclusion can be reached in reliance on the company assertion. An exhibit is also included to support the proposal text.

Sincerely,

Marta E. Harris

cc:
Thomas Sanger
Corporate Secretary
FX: 619/696-4508

Continued on Page 2

Exhibit

Marta E. Harris Continued Page 2

Directors Favor CEO-Chairman Role Split
Tue May 28, 6:29 PM ET

NEW YORK (Reuters) - Two-thirds of directors favor splitting the roles of chairman and chief executive officer as a way to reform the way U.S. corporations operate and prevent business collapses like Enron's, a survey said on Tuesday.

And more than 70 percent of directors surveyed said they would like to see companies appoint a lead director, who is independent of management.

The responses from 180 U.S. directors, who sit on the boards of more than 500 U.S. companies, were part of a survey carried out by management consultants McKinsey & Co. on corporate governance.

Asked if the current system needed improving, 50 percent of directors said it needed some improvement, while 25 percent said it needed serious improvement.

Among specific suggestions, 74 percent said a CEO's liability for accuracy of accounts should be increased, while 73 percent called for an increase in an audit committee's liability for risk.

Seventy-two percent of the directors were in favor of a lead director and 69 percent would like to see the CEO and chairman positions split -- a major change, as traditionally the two jobs are held by the same person in corporate America.

Of the 30 large companies that make up the Dow Jones Industrial Average, only eight have split functions.

The bankruptcy filing of Enron Corp. last December -- the biggest in U.S. history -- was partly blamed on the board's weak oversight of senior executives at the Houston-based energy company. The collapse of the former Wall Street darling has fueled a call for reform.

The McKinsey survey shows that limited substantive changes in board governance have occurred over the past decade. Directors say their boards have poor oversight processes, generally lack an understanding of their businesses, and can significantly improve the performance and independence of their boards.

Directors are uneasy about liability concerns -- 25 percent turned down an offer to serve on a board or resigned a directorship in the last year due to liability concerns.

They say they are ready to embrace major governance reform. Without serious reforms, according to the survey, the governance system could break down due to a lack of qualified individuals refusing to serve as directors.

December 9, 2002

Patrick Delaney
Supervisor of Retirement Plan Services

Fax No. 410-902-9974

Dear Mr. Delaney:

This is to request again a verification letter for my holding of Sempra Energy (SRE) stock. It is believed that you have a fiduciary duty to provide this letter. This letter is requested to comply with the Code of Federal Regulations §240.14a-8 and the request thereunder by Sempra Energy by Mr. Gary W. Kyle, 619/696-4373. Since Sempra Energy has formally requested this information it is implicit that Sempra Energy approves release of this information. Furthermore this verification is to simply be released to me in a letter addressed to me in the format below.

If this information is not provided, it is believed that Mr. Kyle will report this omission to the Office of Chief Counsel, Division of Corporation Finance, Securities and Exchange Commission.

This omission may then lead to a chain of events that will deny me from exercising an important right as a Sempra Energy shareholder. This denial of an important shareholder right could then be attributed to a trustee fiduciary duty issue.

Please address the verification letter to me in this format and fax it to me at 562-696-0374 no later than December 10, 2002 in order to meet the deadline established by Sempra Energy.

Trustee Letterhead

> Dear Ms. Harris,
>
> This is to confirm that you currently hold more than $2000 of Sempra Energy (SRE) common stock in your account and that you have continuously held more $2000 of Sempra Energy (SRE) common stock since November 1, 2001.
>
> Trustee Signature

Thus I look forward to this simple letter on December 10, 2002.

Sincerely,

Marte E. Harris

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
FX: 202/942-9525

DAVIS, COWELL & BOWE, LLP

Counselors and Attorneys at Law

San Francisco
100 Van Ness Avenue, 20th Floor
San Francisco, California 94102
415.626.1880
Fax 415.626.2860

Barry S. Jellison (CA)
J. Thomas Bowen (CA, NV)
Steven L. Stemerman (CA,NV)
Richard G. McCracken (CA, NV)
W. David Holsberry (CA, NV)
Elizabeth Ann Lawrence (CA, NV, AZ)
Andrew J. Kahn (CA, NV, AZ)
John J. Davis, Jr. (CA)
Florence E. Culp (CA, NV)
Michael T. Anderson (CA, NV, DC, MA)
Timothy Sears (CA, NV, DC)
Kristin L. Martin (CA, NV)
of counsel:
Philip Paul Bowe (CA)
Mark Brooks (TN)

Washington, DC
1155 15th Street, N.W., Suite 405
Washington, DC 20005
202.223.2620
Fax 202.223.8651

George R. Murphy (DC)
Mark Hanna (DC, VA)

Boston
8 Beacon Street, 4th Floor
Boston, MA 02108
617.227.5720
Fax 617.227.5767

Michael T. Anderson (CA, NV, DC, MA)

Robert P. Cowell (1931 - 1980)

McCracken, Stemerman, Bowen & Holsberry
1630 S. Commerce Street, Suite A-1
Las Vegas, Nevada 89102
702.386.5107
Fax 702.386.9848

January 8, 2003

RECEIVED
2003 JAN -9 PM 2:52
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BY UPS OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

RE: Sempra Energy Request for No-Action on 14a-8 Proposal to Separate Chairman and CEO

Ladies and Gentlemen:

This office represents Sempra shareholder Marta Harris, who submitted a proposal recommending future Board action to separate the positions of board chairman and CEO. The Company's no-action request should be denied, as the proposal was never intended to ask the company to breach its employment agreement with its current CEO/Chairman. The proposal as written could easily have been implemented by the board without breaching the contract shown in the last proxy statement, a one-year arrangement which either party could terminate as of June 26, 2003. In making a precatory proposal, shareholders should have the right to assume that their board would behave lawfully in the manner in which it implements the proposal.

However, if Staff believes the proponent's intent not to cause a contract breach should be clarified, proponent is willing to amend the proposal to add "Nothing herein should be construed as requesting the board to breach any contractual obligations", or other similar clarification.

As Sempra's letter notes, SEC Staff has repeatedly allowed proponents to amend proposals to clarify that they are not seeking to infringe upon contract or other vested rights but instead seek prospective application only.

There is no reason for Staff to depart from this policy here: Ms. Harris did not immediately offer to amend for several reasons: first, she first wanted to see the contract to see whether in reality there was any risk of her proposal infringing on the contract, as notice of contract termination might already have been given, or the contract could have contained an exception for shareholder-approved limits on dual positions. Therefore, she responded to the letter from Sempra's counsel by asking him for a copy of the employment contract. Such a copy was not provided until after Sempra sent in its no-action request. She was not then being advised by counsel, and thus also feared that offering such an amendment would cause the Company to claim the amendment constituted an untimely new proposal (not realizing Staff has rejected such arguments in repeatedly allowing proposals to be clarified to confirm they are prospective only).

As for Sempra's complaints about Ms. Harris' remarks within her supporting statement, we enclosed documentary support for those remarks. Her remarks track those cleared by Staff for other similar proposals. Proponent stands ready to provide any additional support which Staff would like, and to amend any remarks as to which Staff still has concerns.

For the above reasons we respectfully request that the Office of Chief Counsel decline to issue the requested no-action letter. Should Staff question or disagree with the above, an opportunity is respectfully requested to confer prior to Staff's issuance of a final determination. My direct line is (415) 437-7247. Thank you for your consideration.

Very truly yours,

Andrew Kahn

Andrew J. Kahn
Counsel to Marti Harris

AJK:jm
cc: Gary Kyle, Sempra Energy
Marti Harris

Directors Favor CEO-Chairman Role Split
Tue May 28, 6:29 PM ET

NEW YORK (Reuters) - Two-thirds of directors favor splitting the roles of chairman and chief executive officer as a way to reform the way U.S. corporations operate and prevent business collapses like Enron's, a survey said on Tuesday.

And more than 70 percent of directors surveyed said they would like to see companies appoint a lead director, who is independent of management.

The responses from 180 U.S. directors, who sit on the boards of more than 500 U.S. companies, were part of a survey carried out by management consultants McKinsey & Co. on corporate governance.

Asked if the current system needed improving, 50 percent of directors said it needed some improvement, while 25 percent said it needed serious improvement.

Among specific suggestions, 74 percent said a CEO's liability for accuracy of accounts should be increased, while 73 percent called for an increase in an audit committee's liability for risk.

Seventy-two percent of the directors were in favor of a lead director and 69 percent would like to see the CEO and chairman positions split -- a major change, as traditionally the two jobs are held by the same person in corporate America.

Of the 30 large companies that make up the Dow Jones Industrial Average, only eight have split functions.

The bankruptcy filing of Enron Corp. last December -- the biggest in U.S. history -- was partly blamed on the board's weak oversight of senior executives at the Houston-based energy company. The collapse of the former Wall Street darling has fueled a call for reform.

The McKinsey survey shows that limited substantive changes in board governance have occurred over the past decade. Directors say their boards have poor oversight processes, generally lack an understanding of their businesses, and can significantly improve the performance and independence of their boards.

Directors are uneasy about liability concerns -- 25 percent turned down an offer to serve on a board or resigned a directorship in the last year due to liability concerns.

They say they are ready to embrace major governance reform. Without serious reforms, according to the survey, the governance system could break down due to a lack of qualified individuals refusing to serve as directors.

Economic Viewpoint

BY JEFFREY E. GARTEN

2003 JAN -6 AM 10: 14

DON'T LET THE CEO RUN THE BOARD, TOO



TWO JOBS: Separating the posts of CEO and chairman removes a slew of conflict issues. And doesn't the CEO, an employee, need a boss?

Despite sweeping new legislation and a more aggressive Securities & Exchange Commission, effective reform of corporate governance comes down to the performance of boards of directors. Some recent progress aside, these boards still have much to do. One imperative is for them to separate the often-combined positions of chairman of the board and chief executive. While such a separation goes against U.S. corporate traditions, where power is commonly concentrated in one person, it is standard practice in Canada, Britain, and Continental Europe. And in the post-Enron environment, it is an idea whose time has come for our companies, too.

When the CEO also runs his company's board, a number of fundamental conflicts of interest can exist. It is much more difficult for a board to monitor a chief executive's performance and hold him accountable for results if the CEO is also the chairman. This is why so much emphasis has been placed by Congress, regulators, and shareholder groups on having board members with no financial or significant business ties to the companies they oversee. But independent directors alone won't suffice.

Andrew S. Grove, who is chairman of Intel Corp., while Craig R. Barrett is its CEO, made the point to me this way: "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?" In a recent survey of board members from 500 large U.S. companies, McKinsey & Co. found similar views. Nearly 70% of respondents said a CEO should not run the board.

There is another, perhaps more important reason to separate the roles. Some 80 million Americans own stock in companies today, many of them depending on the income for retirement or their children's education. Chairing a board has therefore become a far greater public fiduciary responsibility. It is also a full-time job. It's not plausible to expect one person to successfully run a major company in an increasingly risky and hypercompetitive global economy and also do everything a good board chairman should do—setting the board agenda, ensuring the board gets the highest quality information, and facilitating communications both among board members and between them and management.

To understand the full scope of the chairman's job, read *Corporate Governance and Chairmanship: A Personal View*, a new book by Britain's Sir Adrian Cadbury, who chaired Cadbury Schweppes PLC between 1975 and 1989. In it, he shows how the jobs of chairman and CEO require different skills and temperament and precisely why the chairmanship itself, when done well, is a far more demanding and specialized job than Americans generally appreciate.

Attorney Ira M. Millstein, who has advised boards as diverse as General Motors Corp. and Walt Disney Co., adds another point. "CEOs need to be comfortable taking educated risks," he told me. "At many critical junctures, a CEO needs his board to stand behind him. The more independent the board is, the more significant its support will be. A separate chairman adds important credibility."

To be sure, most of Corporate America hates this idea. I have heard highly regarded chairmen-CEOs such as Lawrence A. Bossidy, recently retired from Honeywell International Inc., argue that creating two jobs out of one risks making two people vie for control, with adverse impact on the company's strategy and execution. Others point to companies such as AOL Time Warner Inc., where the chairman-CEO separation hasn't prevented deteriorating performance or undistinguished governance. But there are success stories, too—great corporations such as Intel, Toyota, BP, and Nestlé that have split the top position and built institutions with substantial long-term values.

New York Stock Exchange Chairman and CEO Richard A. Grasso told me he opposes the idea of separating the top two jobs, favoring instead an independent lead director who would meet after each board meeting with just the other independent directors. But the arrangement is too casual, given the responsibilities and the time commitment involved. After all, no matter how constructive and intense periodic discussions with other directors are, they constitute just one part of managing the board. There are, of course, serious issues to consider. Should a retiring CEO become the chairman or would an outsider be better? How should a chairman be compensated? Under what circumstances should a board remove its chairman? Answers would have to materialize with experience.

Fundamental in any system of governance, public or private, is the concept of checks and balances. The American CEO-centric system of corporate oversight lacks too much of it. It's time for a change. ■

Jeffrey E. Garten is dean of the Yale School of Management. A former investment banker, he is the author of *The Politics of Fortune* (jeffrey.garten@yale.edu).

JOHN S. ABBOTT

EXCERPT FROM UNION PACIFIC PROXY STATEMENT FOR 2002:

(3) SHAREHOLDER PROPOSAL REGARDING
CHAIRMAN OF THE BOARD

The Amalgamated Bank of New York LongView Collective Investment Fund, 11-15
Union Square, New York, NY 10003, the beneficial owner of 73,258 shares of the
Company's Common Stock, has submitted the following proposal. The Board of Directors recommends a vote against this proposal. The vote required for approval would be a majority of the votes cast on this proposal.

Proposal:

RESOLVED: The shareholders of Union Pacific Corporation ("Union Pacific" or
the "Company") urge the Board of Directors to amend the bylaws to require that
an independent director who has not served as chief executive officer ("CEO")
of the Company shall serve as Chairman of the Board of Directors.

SUPPORTING STATEMENT

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO.
Such oversight is important in light of the performance of Union Pacific's stock under its current Chairman

<PAGE>

and CEO, Richard Davidson. We believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders
at Union Pacific.

Corporate governance experts have questioned how one person serving as both
Chairman and CEO can effectively monitor and evaluate his or her own performance. The NACD Blue Ribbon Commission on Director Professionalism has

recommended that an independent director should be charged with "organizing the
board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and
leading the board in anticipating and responding to crises."

Separating the positions of Chairman and CEO will enhance independent Board
leadership at Union Pacific. Many institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management. For example, CalPERS' Corporate Governance Core Principles and Guidelines states that "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it
must ultimately change the way in which directors interact with management."

Under Richard Davidson's leadership as Chairman and CEO, Union Pacific shareholders have seen the stock price falter and the dividend cut by more than
half. Indeed, the Company's stock price has been flat for the five-year period
ending November 7, 2001. The Southern Pacific acquisition resulted in unforeseen traffic congestion that cost Union Pacific approximately $450 million after taxes in 1997. The integration of Southern Pacific into the Company's operations has continued to incur costs in subsequent years. A lifelong Union Pacific employee, Davidson admitted in The Wall Street Journal
that "this has truly been a humbling experience and no way to run a railroad."

We believe that separating the CEO and Chairman positions and having an independent Chairman will strengthen the Board's integrity and improve its oversight of management.

For these reasons, we urge a vote FOR this resolution.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 17, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sempra Energy
Incoming letter dated December 12, 2002

The proposal recommends that the board of directors amend the bylaws to require that an independent director who has not served as CEO serve as chairman of the board.

We are unable to conclude that Sempra Energy has met its burden of establishing that the proposal would violate applicable state law. In this regard, we note that Sempra Energy has not included the supporting opinion of counsel required by rule 14a-8(j)(2)(iii). Accordingly, we do not believe that Sempra Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Sempra Energy may omit the entire supporting statement under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- in each sentence that begins "Shareholders believe . . .," delete the reference to "Shareholders" and recast the sentence as the proponent's belief;

- provide factual support in the form of a citation to a specific source for the sentence that begins "Shareholders believe that a separation of the roles. . ." and ends ". . . accountability to shareholders at our company";

- specifically identify the "experts" referenced in the sentence that begins "Corporate governance experts have questioned how . . ." and ends ". . . monitor and evaluate his or her own performance" and provide factual support in the form of a citation to a specific source;

- provide factual support in the form of a citation to a specific source for the paragraph that begins "Peter Crist, Vice Chairman of Korn/Ferry International said . . ." and ends ". . . that's very difficult to check,' he said"; and

- provide factual support in the form of a citation to a specific source for the sentence that begins "Two-thirds of directors favor splitting the . . ." and ends ". . . a McKinsey & Co. corporate governance survey."

Accordingly, unless the proponent provides Sempra Energy with a supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Sempra Energy omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Katherine W. Hsu
Attorney-Advisor